United States securities and exchange commission logo





                               January 19, 2021

       Ross Sklar
       Chief Executive Officer
       Starco Brands, Inc.
       250 26th Street, Suite 200
       Santa Monica, CA

                                                        Re: Starco Brands, Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted December
23, 2020
                                                            CIK No. 0001539850

       Dear Mr. Sklar:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A submitted December 23, 2020

       Plan of Distribution and Selling SecurityHolders
       Plan of Distribution, page 20

   1. As your company is offering shares on a best efforts basis, disclose who will be offering the shares on your
company's behalf and whether they will rely on Rule 3a4-1 under the
                                                        Exchange Act. Further,
we note your disclosure on page 21 that your affiliates will sell shares as selling
shareholders; please revise Part I, Item 4 of your Form 1-A accordingly.
                                                        If applicable, please
add a risk factor which describes the conflict of interest created by your executive officers
and directors using their best efforts to sell shares on behalf of the company while
simultaneously attempting to sell their own shares as
                                                        selling shareholders in
the offering.
 Ross Sklar
FirstName  LastNameRoss Sklar
Starco Brands, Inc.
Comapany
January 19,NameStarco
            2021      Brands, Inc.
January
Page 2 19, 2021 Page 2
FirstName LastName
2. Your disclosure in Part I of the Form 1-A states that you have "engaged Issuance, Inc. to provide offering technology services" and that "Issuance is not acting as a promoter under
         Rule 405." However, you do not disclose Issuance, Inc.'s involvement in your offering in
         Part II of this Form 1-A. Instead, your disclosure throughout Part II indicates that you have engaged Dalmore Group, LLC to perform "administrative and technology related functions in connection with this Offering." Please revise your disclosure in Part II to clarify Issuance, Inc.'s role in your offering. To the extent Issuance, Inc. will provide
         "technology services" in your offering, please reconcile these services with the
         "technology related functions" to be offered by Dalmore Group, LLC in your offering.
Process of Subscribing, page 22

3. We were unable to locate your website, "invest.starcobrands.com." Considering your disclosure on page 22 that investors must subscribe through this online platform, please tell us why the platform's website appears to be currently unavailable. If applicable, please amend your filing to disclose that the platform is not yet operational, disclose when you expect the platform to be operational, and describe alternative procedures, if any, for investing in your offering.
The Company's Business
Principal Products and Services
Products
Breathe   , page 27

4. With respect to your patents, licensed patents and patent applications, please describe their duration and effect, type of patent protection, expiration dates and expected expiration dates, and the identification where they are granted or pending. Please also disclose the owner of the spray wand patent and terms of the agreement pursuant to which you license such patent, and file such agreement as an exhibit (or tell us why you believe you are not required to do so).
Marketing Services, page 28

5. We note that you have entered into marketing agreements with Winona Pure Inc. and
         Sklar Holdings, Inc. (dba "The Starco Group"). Please file these agreements as exhibits and ensure you have discussed all material terms of the agreements in your offering statement. Refer to Part III, Item 17(6) of Form 1-A.
Distribution, page 33

6. Your disclosure indicates that you have partnered with Dollar General, Wegmans, HLA, J
         Winkler, Deutsch, Inc., and Pattern Inc. (formally iServe). Please expand your disclosure to describe the extent and nature of these partnerships, as well as the material terms of any agreements with these entities. Please also file any agreements as exhibits, or tell us why you are not required to do so. Refer to Part III, Item 17(6) of Form
1-A.
 Ross Sklar
FirstName  LastNameRoss Sklar
Starco Brands, Inc.
Comapany
January 19,NameStarco
            2021      Brands, Inc.
January
Page 3 19, 2021 Page 3
FirstName LastName
Government Regulation, page 33

7. Please expand your description of business disclosure to address government approvals and regulations applicable to your business activities, including FDA approvals and regulation. In this regard, we note your disclosure on page 32 that the "Breathe Hand
         Sanitizer Spray can only be made in an FDA facility that has at scale aerosol capabilities." Refer to Part II, Item 7(a)(2) of the Form 1-A.
The Company's Property, page 34

8. Your disclosure here suggests that your only office space is located in Santa Monica,
         California and is provided to you by Sklar Holdings, Inc. (dba The Starco Group) without any rent obligation. Please reconcile this disclosure with your disclosure in Note 5 to your financial statements for the period ended September 30, 2020, which suggests that you currently lease office space in Burbank, California and that your "[c]urrent monthly lease payments are $3,855."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Nine Months Ended September 30, 2020 compared Nine Months Ended September 30,
2019
Revenues, page 35

9. Please expand your discussion of your results of operations for the periods presented to provide greater analysis of the reasons why there were significant changes in royalty revenue and net loss, including additional quantification and discussion of the significant factors and drivers materially affecting such results. Additionally, please quantify, to the extent practicable, the impact that COVID-19 had on your results of operations and whether you anticipate this trend to continue in future periods. Refer to CF Disclosure
         Guidance: Topic No. 9 and 9A, available on our website.
Liquidity and Capital Resources, page 37

10. We note your ability to continue as a going concern "will be determined by [y]our ability to complete this Offering." Please disclose the amount you will need in the next twelve months to meet your short-term liquidity requirements.
Compensation of Directors and Executive Officers, page 41

11. Please revise to provide the required disclosure for the fiscal year ended December 31,
         2020. Refer to Item 11 of Form 1-A.
General

12. Please tell us whether any securities have been sold pursuant to your Registration
         Statement on Form S-1 declared effective June 8, 2012. Refer to Rule 252(d) of
         Regulation A.
 Ross Sklar
Starco Brands, Inc.
January 19, 2021
Page 4
13. Please revise to clarify, if true, that the company and the selling shareholders will all sell their shares at the same fixed price for the duration of the offering.
        Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-
3222 if you have any questions.



                                                              Sincerely,
FirstName LastNameRoss Sklar
                                                              Division of
Corporation Finance
Comapany NameStarco Brands, Inc.
                                                              Office of Trade &
Services
January 19, 2021 Page 4
cc:       Jeanne Campanelli
FirstName LastName